Exhibit 99.1

Sol-Gel and Searchlight Pharma Announce Licensing Agreements to
Commercialize TWYNEO® and EPSOLAY® in Canada

•	Sol-Gel to receive up to $11 million in upfront payments and regulatory and sales milestones for both drugs, combined, plus additional royalties ranging from low double-digits to high-teens

•	Non-dilutive capital strengthens Sol-Gel’s balance sheet

•	Searchlight Pharma anticipates filing of Canadian regulatory submissions in early 2024, and for both products to become foundational pieces of its dermatology pipeline and portfolio

NESS ZIONA, Israel and MONTREAL, Canada, June 6, 2023 -- Sol-Gel Technologies, Ltd. (NASDAQ: SLGL) (“Sol-Gel”), an Israel-based dermatology company and Searchlight Pharma Inc. (“Searchlight”), a private Canadian specialty pharmaceutical company, today announced the signing of exclusive license agreements for TWYNEO and EPSOLAY for the Canadian market. TWYNEO and EPSOLAY are two innovative, large-market, dermatology products that were developed by Sol-Gel. Both products recently launched in the U.S., and Searchlight is to commercialize them in Canada over a fifteen-year term that is renewable for subsequent five-year periods.

•	TWYNEO (tretinoin, 0.1%, and benzoyl peroxide, 3%, cream) is used for the treatment of acne vulgaris in adults and pediatric patients 9 years of age and older.
•	EPSOLAY (benzoyl peroxide, 5%, cream) is used for the treatment of inflammatory lesions of rosacea in adults.
“We are pleased to partner with a leading and dynamic specialty pharmaceutical company, Searchlight Pharma, to introduce our two innovative dermatology drugs to Canadian patients and to generate non-dilutive capital for our shareholders,” stated Alon Seri-Levy, Ph.D., Chief Executive Officer of Sol-Gel. “With this partnership, we look forward to expanding our strong commercial presence in North America and further strengthening our growing revenue base.”

As part of the agreement terms, Sol-Gel will receive up to $11 million in potential upfront payments and regulatory and sales milestones for both drugs, combined. In addition, Sol-Gel will be entitled to royalty percentages of all Canadian net sales ranging from low-double-digits to high teens.

Mark Nawacki, President and Chief Executive Officer, of Searchlight Pharma Inc., commented, “TWYNEO and EPSOLAY are valuable additions to our growing portfolio in line with our philosophy to acquire innovative and unique specialty healthcare products in therapeutic areas within our strategic interest. Both products have had encouraging uptake by physicians in the U.S. over the past year, and we look forward to commercializing them for patients in Canada.”

Searchlight will be responsible for obtaining and maintaining any regulatory approvals required to market and sell the drugs in Canada, with support from Sol-Gel.

Dr. Seri-Levy continued, “Searchlight has repeatedly ranked among the top growth companies in Canada and is dedicated to improving health through the acquisition and commercialization of differentiated and unique healthcare products. We look forward to collaborating with Searchlight to maximize the presence of our two unique drugs, TWYNEO and EPSOLAY, in Canada, a leading commercial territory.”

About TWYNEO

TWYNEO (tretinoin and benzoyl peroxide) Cream, 0.1%/3% is used for the topical treatment of acne vulgaris in adults and pediatric patients 9 years of age and older.

TWYNEO utilizes a proprietary, patented technology where tretinoin and BPO are encapsulated within silica-based microcapsules to create a barrier between the medication and the skin. The patented microencapsulation technology in TWYNEO Cream segregates and envelopes the active ingredients in silica core shells (microcapsules) so that tretinoin is protected from the oxidizing effects of BPO, allowing the combination of both drugs into one product and gradual release onto the skin.

Sol-Gel Technologies received U.S. Food and Drug Administration (“FDA”) approval for TWYNEO Cream on July 27, 2021, and has granted exclusive rights to Galderma to commercialize the treatment in the U.S.

About EPSOLAY

EPSOLAY is a topical cream containing encapsulated benzoyl peroxide (BPO), 5%, for the treatment of inflammatory lesions of rosacea in adults. EPSOLAY utilizes a proprietary, patented technology to encapsulate BPO within silica-based microcapsules to create a barrier between the medication and the skin. The silica-based shell is designed to slowly release BPO over time to provide a tolerable and effective treatment.

Sol-Gel Technologies received FDA approval for EPSOLAY Cream on April 22, 2022, and has granted exclusive rights to Galderma to commercialize the treatment in the U.S.

About Searchlight Pharma Inc.

Searchlight Pharma Inc., headquartered in Montreal, is a leading Canadian-based specialty healthcare company that executes best-in-class search, acquisition, commercialization, and focused development of innovative and unique specialty healthcare products. Following its acquisition of Miravo Healthcare in March 2023, Searchlight’s core promoted products now focus on women’s health, dermatology, allergy, pain management and hospital specialty markets, and its team is committed to improving people’s lives by bringing the right products to market. Follow Searchlight, learn more about what it does, and get to know its product portfolio at www.searchlightpharma.com.

About Sol-Gel Technologies

Sol-Gel Technologies, Ltd. is a dermatology company focused on identifying, developing and commercializing or partnering drug products for the treatment of skin diseases. Sol-Gel developed TWYNEO which is approved by the FDA for the treatment of acne vulgaris in adults and pediatric patients nine years of age and older; and EPSOLAY, which is approved by the FDA for the treatment of inflammatory lesions of rosacea in adults. Both drugs are exclusively licensed to and commercialized by Galderma in the U.S.

The Company’s pipeline includes Orphan Drug candidate, SGT-610 under investigation for the prevention of new basal cell carcinomas in Gorlin syndrome patients, and also includes topical drug candidate SGT-210 under investigation for the treatment of rare skin keratodermas.

For additional information, please visit www.sol-gel.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to the benefits we expect to receive under our agreement with Searchlight Pharma and the commercial acceptance, profitability and reimbursement of TWYNEO and EPSOLAY. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectations and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk that we may not receive the benefits we expect to receive under our agreement with Searchlight Pharma, the risk that the commercial acceptance, profitability and reimbursement of TWYNEO and EPSOLAY will not be as anticipated, risks that our cash runway will be shorter than expected, risks relating to the current global macroeconomic climate as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets, the potential delay in receiving such regulatory approvals and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our collaborators’ ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our collaborators’ ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our collaborators’ ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, Europe or Israel; and (xv) loss or retirement of key executives and research scientists. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2023, as amended, and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Except as required by law, we undertake no obligation to update any forward-looking statements in this press release.

For further information, please contact:

Investors:
Irina Koffler
Investor relations, LifeSci Advisors
ikoffler@lifesciadvisors.com
+1 917 734 7387

Sol-Gel Technologies
Gilad Mamlok
Chief Financial Officer
gilad.mamlok@sol-gel.com

Searchlight Pharma Inc.
Mark Nawacki
President & CEO

Jesse Ledger
Chief Strategy & Corporate Development Officer

info@searchlightpharma.com